CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED DECEMBER 31, 2019

With corrected headings to the consolidated statements of cash flows and shareholders’ equity

(Expressed in Canadian Dollars)

SILVERCREST METALS INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SilverCrest Metals Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of SilverCrest Metals Inc. and its subsidiaries (together, the Company) as of December 31, 2019, and the related consolidated statement of loss and comprehensive loss, cash flows and shareholders’ equity for the year ended December 31, 2019, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and its financial performance and its cash flows for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company as of December 31, 2018 and for the years ended December 31, 2018 and 2017 (not presented herein, but from which the comparative information as at January 1, 2018 has been derived), prior to the retrospective application of the change in accounting for exploration and evaluation assets, as described in Note 3, were audited by other auditors whose report, dated March 11, 2019, expressed an unqualified opinion on those financial statements.

We also have audited the adjustments to retrospectively apply the change in accounting for exploration and evaluation assets, as described in Note 3, for the year ended December 31, 2018 and to derive the statement of financial position as at January 1, 2018. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements of the Company for the years ended December 31, 2018 or 2017, or to the statement of financial position dated January 1, 2018, other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 24, 2020

We have served as the Company’s auditor since 2019.

SILVERCREST METALS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)

AS AT

	December 31, 2019	December 31, 2018	January 1, 2018
		Restated - Note 3	Restated - Note 3
ASSETS
Current assets
Cash and cash equivalents	$110,383,793	$44,013,742	$10,116,324
Amounts receivable (note 7)	617,873	170,574	68,636
Taxes receivable	1,566,739	36,519	19,500
Prepaids	614,633	353,095	108,195
Total current assets	113,183,038	44,573,930	10,312,655

Non-current assets
Taxes receivable	6,461,327	3,877,934	1,526,702
Deposits	93,553	70,553	58,076
Property and equipment (notes 3 and 6)	2,796,894	1,302,884	1,001,038
Exploration and evaluation assets (note 5)	5,489,773	5,188,375	1,620,466
Total non-current assets	14,841,547	10,439,746	4,206,282

TOTAL ASSETS	$128,024,585	$55,013,676	$14,518,937

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 7 and 8)	$4,962,001	$1,462,538	$906,291
Lease liabilites (note 3)	175,620	-	-
Total current liabilities	5,137,621	1,462,538	906,291

Non-current liabilities
Lease liabilites (note 3)	356,728	-	-
Total liabilities	5,494,349	1,462,538	906,291

Shareholders' equity
Capital stock (note 8)	209,736,401	86,745,544	29,899,525
Share-based payment reserve (note 8)	11,369,296	6,196,165	3,278,378
Deficit	(98,575,461)	(39,390,571)	(19,565,257)
Total shareholders' equity	122,530,236	53,551,138	13,612,646

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$128,024,585	$55,013,676	$14,518,937

Nature of operations (note 1)
Subsequent events (note 13)

Approved by the Board and authorized for issue on March 24, 2020:

"N. Eric Fier”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these consolidated financial statements.	5

SILVERCREST METALS INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED DECEMBER 31,

	2019	2018
		Restated - Note 3

Operating expenses
Depreciation (note 6)	$(155,990)	$(3,971)
Exploration and evaluation expenditures (note 5)	(50,282,615)	(14,403,711)
General exploration expenditures	(229,536)	(139,659)
General and administrative expenses	(889,632)	(702,389)
Management and director fees (note 7)	(478,870)	(524,289)
Marketing	(913,792)	(680,176)
Professional fees (note 7)	(412,842)	(315,049)
Remuneration (note 7)	(1,626,721)	(1,466,109)
Share-based compensation (notes 7 and 8)	(3,775,370)	(2,544,834)
	(58,765,368)	(20,780,187)
Other income (expense)
Gain on disposal of mineral property (note 5)	65,651	-
Foreign exchange (loss) gain	(1,368,635)	912,045
Impairment (note 5)	-	(292,336)
Interest expense (note 3)	(58,028)	-
Interest income	1,007,521	335,164
Loss before income taxes	(59,118,859)	(19,825,314)
Income tax expense (note 9)	(150,000)	-
Loss and comprehensive loss for the year	$(59,268,859)	$(19,825,314)

Basic and diluted comprehensive loss per common share	$(0.67)	$(0.28)

Weighted average number of common shares outstanding	88,617,331	70,910,735

The accompanying notes are an integral part of these consolidated financial statements.	6

SILVERCREST METALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

FOR THE YEARS ENDED DECEMBER 31,

	2019	2018
		Restated - Note 3
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(59,268,859)	$(19,825,314)
Adjustments for:
Depreciation (note 6)	281,117	58,733
Foreign exchange loss, unrealized	1,169,365	-
Gain on disposal of mineral property	(65,651)	-
Impairment	-	292,336
Income tax expense	150,000	-
Income taxes paid	(78,499)	-
Interest expense	58,028	-
Interest income	(1,007,521)	(335,164)
Share-based compensation	6,133,632	2,981,855
Changes in non-cash working capital items:
Amounts receivable	(232,896)	(55,052)
Taxes receivable	(4,154,080)	(2,368,251)
Prepaids and deposits	(284,538)	(257,377)
Accounts payable and accrued liabilities	3,073,632	471,876
Net cash used in operating activities	(54,226,270)	(19,036,358)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	791,017	288,278
Exploration and evaluation assets	(692,591)	(3,303,260)
Option payment received	456,844	126,007
Purchase of property and equipment	(1,119,623)	(360,579)
Net cash used in investing activities	(564,353)	(3,249,554)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	129,244,926	57,674,819
Capital stock issuance costs	(6,699,738)	(1,491,489)
Payment of lease liabilities	(181,184)	-
Net cash provided by financing activities	122,364,004	56,183,330

Effect of foreign exchange on cash and cash equivalents	(1,203,330)	-

Change in cash and cash equivalents, during the year	66,370,051	33,897,418
Cash and cash equivalents, beginning of the year	44,013,742	10,116,324
Cash and cash equivalents, end of the year	$110,383,793	$44,013,742

Cash and cash equivalents is represented by:
Cash	$88,644,993	$39,614,197
Cash equivalents	21,738,800	4,399,545
Total cash and cash equivalents	$110,383,793	$44,013,742

Non-cash investing activities
Capitalized to exploration and evaluation assets
Fair value of shares issued for mineral property	$-	$682,992
Capitalized to property and equipment
Right of use asset recognized upon accounting policy change	$655,504	$-
Non-cash financing activities
Capital stock issuance costs in accounts payable and accrued liabilities	$374,335	$184,647

The accompanying notes are an integral part of these consolidated financial statements.	7

SILVERCREST METALS INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2017 (Restated - Note 3)	63,602,903	$29,899,525	$3,278,378	$(19,565,257)	$13,612,646

Capital stock issued (note 8)	16,886,895	48,663,339	-	-	48,663,339
Capital stock issuance costs, net of recovery (note 8)	-	(1,575,860)	-	-	(1,575,860)
Shares issued for mineral property (notes 5 and 8)	236,750	682,992	-	-	682,992
Warrants exercised (note 8)	3,511,085	8,901,880	-	-	8,901,880
Stock options exercised (note 8)	685,000	173,668	(64,068)	-	109,600
Share-based compensation (note 8)	-	-	2,981,855	-	2,981,855
Net loss and comprehensive loss for the year	-	-	-	(19,825,314)	(19,825,314)

Balance at December 31, 2018 (Restated - Note 3)	84,922,633	86,745,544	6,196,165	(39,390,571)	53,551,138

Capital stock issued (note 8)	17,856,300	122,255,855	-	-	122,255,855
Capital stock issuance costs (note 8)	-	(6,889,426)	-	-	(6,889,426)
Shares cancell ed and returned to treasury (note 8)	(62,722)	-	-	-	-
Warrants exercised (note 8)	3,959,804	5,931,471	-	-	5,931,471
Stock options exercised (note 8)	795,000	1,692,957	(635,357)	-	1,057,600
Stock options forfeited (note 8)	-	-	(83,969)	83,969	-
Share-based compensation, stock options (note 8)	-	-	5,892,457	-	5,892,457
Net loss and comprehensive loss for the year	-	-	-	(59,268,859)	(59,268,859)

Balance at December 31, 2019	107,471,015	$209,736,401	$11,369,296	$(98,575,461)	$122,530,236

The accompanying notes are an integral part of these consolidated financial statements.	8

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange under the symbol “SIL” and on the NYSE-American under the symbol “SILV”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company’s primary exploration and evaluation asset is the Las Chispas Project, located in Sonora, Mexico, which is in an advanced exploration stage.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on March 24, 2020.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Material subsidiaries include NorCrest Metals Inc., a Canadian corporation, Minera La Llamarada, S.A. de C.V., a Mexican corporation, and Babicanora Agricola del Noroeste S.A. de C.V., a Mexican corporation. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are readily convertible to known amounts of cash with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Taxes receivable

Current taxes receivable includes Goods and Services Tax receivables generated on the purchase of supplies and services and are refundable from the Canadian government. Current and non-current taxes receivable includes Value Added Tax (“VAT”) receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies the majority of VAT receivables as non-current as it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process and the timing of collection of VAT receivables is uncertain. The Company has not recognized a loss allowance for expected credit losses as VAT receivables are not contract assets and therefore outside the scope of IFRS 9.

Property and equipment

Equipment is recorded at historical cost less accumulated depreciation and impairment charges.

The cost of an item of plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

9

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment (continued)

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.

Costs incurred for leasehold improvements are capitalized as plant and equipment and are subject to depreciation once they are available for use. Once available for use, the leasehold improvement costs incurred will be amortized on a straight-line basis, over the term of the underlying lease.

Equipment is depreciated to its estimated residual value using the straight-line method over the estimated useful lives of the individual assets. The significant classes of equipment and their useful lives are as follows:

Computer equipment	3-4 years	Office equipment and furniture	5-10 years
Computer software	1 year	Vehicles	4 years

An item of equipment is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Non-depreciable property, such as land, is recorded at historical cost, less any impairment charges.

Exploration and evaluation assets and expenditures

Acquisition costs

The costs of acquiring exploration properties, including transaction costs, are capitalized as exploration and evaluation assets. Costs incurred prior to the legal right to explore is obtained, are expensed in the period in which they are incurred.

Acquisition costs for each exploration property are carried forward as an asset provided that one of the following conditions is met:

  Such costs are expected to be recouped in full through the successful exploration and development of the exploration property or alternatively, by sale; or
  Exploration and evaluation activities in the property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, but active and significant operations in relation to the exploration property are continuing or planned.

The Company performs an assessment for impairment of capitalized amounts whenever the facts and circumstances indicate that the asset may exceed its recoverable amount. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such an exploration property. If an exploration property does not prove viable, all unrecoverable costs associated with the property are charged to the consolidated statement of loss and comprehensive loss at the time the determination is made. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss.

10

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets and expenditures (continued)

Exploration and evaluation expenditures

Exploration and evaluation costs, net of incidental revenues, are charged to the statement of loss and comprehensive loss in the year incurred until the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized into property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to: the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document; the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study; the status of environmental permits, and the status of mining leases or permits.

During 2019, on a retrospective basis, the Company changed its accounting policy relating to exploration and evaluation expenditures (note 3).

Transition from exploration and evaluation to development and production phases

Once the technical feasibility and commercial viability of an exploration property has been determined, it is then considered to be a mine under development and is reclassified as a “mineral property”, within property and equipment. The carrying value of capitalized exploration and evaluation acquisition costs are tested for impairment before they are transferred to property and equipment.

All costs relating to the construction, installation, or completion of a mine that are incurred subsequent to the exploration and evaluation stage are capitalized to mineral property. Development expenditure is net of proceeds from the sale of ore extracted during the development phase.

The Company assesses the stage of each mine under development to determine when a property reaches the stage when it is in the condition for it to be capable of operating in a manner intended by management (“commercial production”). Determining when a mine has achieved commercial production is a matter of judgement. Depending on the specific facts and circumstances, the following factors may indicate that commercial production has commenced:

  all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
  the completion of a reasonable period of testing of the mine plant and equipment;
  the ability to produce saleable product (e.g., the ability to produce ore within specifications);
  the mine has been transferred to operating personnel from internal development groups or external contractors;
  the mine or mill has reached a pre-determines percentage of design capacity;
  mineral recoveries are at or near the expected production level; and
  the ability to sustain ongoing production of ore (i.e., the ability to continue to produce or at a steady or increasing level).

When management determines that a property is capable of commercial production, costs capitalized during development are amortized.

Once a mineral property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for development programs which constitute a betterment, which will be deferred and depleted over the remaining useful life of the related assets. Mine properties include decommissioning and restoration costs related to the reclamation of mine properties. Mine properties are derecognized upon disposal, or impaired when no future economic benefits are expected to arise from continued use of the asset. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset is recognized in the statement of loss and comprehensive loss.

Mine properties are depreciated and depleted on the unit-of-production basis using the mineable ounces extracted from the mine in the period as a percentage of the total mineable ounces to be extracted in current and future periods based on mineral resources. Mine properties are recorded at cost, net of accumulated depreciation and depletion and accumulated impairment losses and are not intended to represent future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral property.

11

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations, including those associated with the reclamation of exploration and evaluation assets and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an environmental rehabilitation obligation is recognized at its fair value in the period in which it is incurred if a reasonable estimate of cost can be made. The Company records the present value of estimated future cash flows, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs are amortized over the life of the related assets. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional rehabilitation costs). The Company recognizes its environmental liability on a site-by-site basis when it can be reliably estimated. Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible are charged to the statement of loss and comprehensive loss.

Foreign currency translation

The presentation currency of the Company is the Canadian dollar. The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considers the functional currency for its parent entity and subsidiaries to be the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the consolidated statement of comprehensive loss over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black- Scholes Option Pricing Model. Compensation expense is recognized over the tranche’s vesting period by a charge to the statement of comprehensive loss, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each equity financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are valued based on the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments.

12

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, including immediate family members of the individual, or corporate entities, including the Company’s wholly owned subsidiaries. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are recognized in profit or loss for the period.

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

13

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss.

3. CHANGES IN ACCOUNTING POLICIES

Exploration and evaluation expenditures

The Company has voluntarily adopted a new accounting policy with respect to exploration and evaluation expenditures. In prior years, the Company’s policy was to capitalize all costs directly related to the exploration and evaluation of mineral properties into exploration and evaluation assets. The Company has changed this accounting policy to expense exploration and evaluation expenditures as incurred, effective with the presentation of these financial statements on a retrospective basis. The Company has determined that this change in accounting policy increases the comparability to peer companies and enhances the relevance of the financial statements for users.

In preparing its opening statement of financial position, the Company has adjusted the amounts reported previously. This change in policy affected the Company’s financial position, financial performance, and cash flows and is set out below:

Consolidated statement of financial position as at January 1, 2018

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Non-current assets
Exploration and evaluation assets	$13,994,090	$(12,373,624)	$1,620,466

Shareholders' equity
Deficit	$(7,191,633)	$(12,373,624)	$(19,565,257)

Consolidated statement of financial position as at December 31, 2018

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Non-current assets
Exploration and evaluation assets	$31,615,763	$(26,427,388)	$5,188,375

Shareholders' equity
Deficit	$(12,963,183)	$(26,427,388)	$(39,390,571)

14

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

3. CHANGES IN ACCOUNTING POLICIES

Exploration and evaluation expenditures (continued)

Consolidated statement of loss and comprehensive loss for the year ended December 31, 2018

		Effect of change	As restated under
	As previously	in accounting	new accounting
	reported	policy	policy

Exploration and evaluation expenditures	$-	$14,403,711	$14,403,711
Impairment	$642,283	$(349,947)	$292,336

Loss and comprehensive loss for the year	$(5,771,550)	$(14,053,764)	$(19,825,314)

Basic and diluted comprehensive loss per common share	$(0.08)		$(0.28)

The change in the accounting policy had no effect on the Company’s statement of changes in shareholders’ equity, other than the changes to deficit, as already shown and described above. Accordingly, no separate statement of changes in shareholders’ equity is shown.

Consolidated statement of cash flows for the year ended December 31, 2018

			As restated under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Cash flows from operating activities
Loss and comprehensive loss for the year	$(5,771,550)	$(14,053,764)	$(19,825,314)
Items not affecting cash:
Depreciation	3,971	54,762	58,733
Impairment	642,283	(349,947)	292,336
Share-based compensation	2,544,834	437,021	2,981,855

Accounts payable and accrued liabilities	266,882	204,994	471,876

Net cash used in operating activities	(5,329,424)	(13,706,934)	(19,036,358,)

Cash flows from investing activities
Exploration and evaluation assets	(17,010,194)	13,706,934	(3,303,260)

Net cash used in investing activities	(16,956,488)	13,706,934	(3,249,554)

Change in cash and cash equivalents, during the year	$33,897,418	$-	$33,897,418

Adoption of new accounting policy - leases

Impact of application of IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective application method, where the 2018 comparatives are not restated and the cumulative effect of initially applying IFRS 16 has been recorded on January 1, 2019 for any differences identified. The Company has determined that the adoption of IFRS 16 resulted in no adjustments to the opening balance of accumulated deficit.

IFRS 16 introduces significant changes to the lessee accounting by removing the distinction between operating and finance leases under IFRS 17 and requiring the recognition of a right-of-use asset (“ROU asset”) and a lease liability at the lease commencement for all leases, except for short-term leases (lease terms of 12 months or less) and leases of low value assets.

15

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

3. CHANGE IN ACCOUNTING POLICY (continued)

Adoption of new accounting policy – leases (continued)

Impact of application of IFRS 16 Leases (continued)

In applying IFRS 16 for all leases, except as noted above, the Company (i) recognizes the ROU asset and lease liabilities in the statement of financial position, initially measured at the present value of future lease payments; (ii) recognizes the depreciation of ROU assets and interest on lease liabilities in the consolidated statement of loss and comprehensive loss; and (iii) separates the total amount of cash paid into a principal portion (presented in financing activities) and interest (presented within operating activities) in the consolidated statement of cash flows. For short-term leases and leases of low value assets, the Company has opted to recognize a lease expense on a straight-line basis, and this expense is presented within office and miscellaneous in the consolidated statement of loss and comprehensive loss.

The Company has made use of the following practical expedients available on transition to IFRS 16:

  Measure the ROU assets equal to the lease liability calculated for each lease;
  Apply the recognition exemptions for low value leases and leases that end within 12 months of the date of initial application, and account for them as low value and short-term leases, respectively; and
  Accounting for non-lease components and lease components as a single lease component.

In transitioning to IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement. This analysis identified a contract containing a lease that had an equivalent increase to both the Company’s ROU assets and lease liabilities, which resulted in a $645,052 adjustment. The incremental borrowing rate of the lease initially recognized on adoption of IFRS 16 was 10.10%.

The cumulative effect of the changes made to the consolidated statement of financial position as at January 1, 2019 for the adoption of IFRS 16 is as follows:

			As reported under
	As previously	Effect of change in	new accounting
	reported	accounting policy	policy

Property and equipment	$1,302,884	$645,052	$1,947,936
Lease liability (current)	-	(173,093)	(173,093)
Lease liability (non-current)	-	(471,959)	(471,959)
	$1,302,884	$-	$1,302,884

The operating lease obligation as at December 31, 2018 is reconciled as follows to the recognized lease liabilities as at January 1, 2019:

Operating lease obligations as at December 31, 2018	$830,425
Low value lease	(3,390)
Effect from discounting at the incremental borrowing rate as at January 1, 2019	(181,983)
Lease liability due to initial application of IFRS 16 at January 1, 2019	$645,052

New accounting policy for leases under IFRS 16

The Company assesses whether a contract is or contains a lease, at the inception of a contract. The Company recognizes a ROU asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions: (i) the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months, or (ii) for leases of low value. The payments for such leases are recognized in the consolidated statement of comprehensive loss on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

16

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

3. CHANGE IN ACCOUNTING POLICY (continued)

Adoption of new accounting policy – leases (continued)

New accounting policy for leases under IFRS 16 (continued)

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property and equipment, and the lease liability is presented as a separate line in the consolidated statement of financial position. Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statement of comprehensive loss.

Lease liabilities

The Company leases office space and equipment. Interest expense on the lease liabilities amounted to $58,028 for 2019. The Company did not incur any variable lease payments and there were no leases with residual value guarantees or leases not yet commenced to which the Company is committed.

Lease liabilities	December 31, 2019
Lease liabilities	$532,348
Less: current portion	(175,620)
Long-term portion	$356,728

Undiscounted lease payments	December 31, 2019
Not later than 1 year	$189,050
Later than 1 year and not later than 5 years	437,249
$626,299

4. CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

Critical judgments in applying accounting policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

17

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

4. CRITICAL JUDGMENTS AND ESTIMATES (continued)

Critical judgments in applying accounting policies (continued)

Exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation assets requires judgment in determining if indicators of impairment over exploration and evaluation assets exist, in accordance with IFRS 6 Exploration for and evaluation of mineral resources.

Functional currency

The functional currency for the Company is the currency of the primary economic environment in which the entity operates. The Company had determined the functional currency of its Canadian and Mexican entities to be the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Rehabilitation and restoration provision

The Company has obligations for the future restoration of its mining tenements. In most instances, removal of assets and restoration of the surrounding area occurs many years into the future. This requires judgmental assumptions regarding removal date, the extent of reclamation activities required, the engineering methodology for estimating cost, future removal technologies in determining removal cost, and asset specific discount rates to determine the present value of these cash flows.

Collectability and Classification of VAT Recoverable

VAT recoverable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT recoverable. At December 31, 2019, the current portion of VAT recoverable was estimated to be $1,464,767.

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities in the next 12 months are as follows:

Impairment of non-current assets

Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

Income taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes. The Company is subject to assessments by tax authorities who may interpret tax law differently. These factors may affect the final amount or the timing of tax payments.

18

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

5. EXPLORATION AND EVALUATION ASSETS AND EXPENDITURES

A summary of acquisition costs capitalized as exploration and evaluation assets is as follows:

	Las Chispas	Guadalupe	Others	Total
Balance at December 31, 2017	$935,592	$517,200	$167,674	$1,620,466
Additions during the year	3,861,590	-	124,662	3,986,252
Recovery of exploration and evaluation assets	-	(126,007)	-	(126,007)
Impairment	-	-	(292,336)	(292,336)
Balance at December 31, 2018	4,797,182	391,193	-	5,188,375
Additions during the year	692,591	-	-	692,591
Recovery of exploration and evaluation assets	-	(391,193)	-	(391,193)
Balance at December 31, 2019	$5,489,773	$-	$-	$5,489,773

Las Chispas Property, Sonora, Mexico

The following table details the cumulative exploration and evaluation expenditures at the Company’s Las Chispas Property:

	Cumulative to	Expenditures	Cumulative to	Expenditures	Cumulative to
	December 31,	during the	December 31,	during the	December 31,
	2017	year	2018	year	2019
Exploration and evaluation expenditures:
Assays	1,390,283	1,422,284	2,812,567	2,842,241	5,654,808
Decline construction and underground workings	-	-	-	11,355,564	11,355,564
Depreciation (note 6)	38,305	54,762	93,067	125,127	218,194
Drilling	7,468,232	10,044,369	17,512,601	24,024,913	41,537,514
Field and administrative costs	1,210,101	636,955	1,847,056	2,666,820	4,513,876
Metallurgy	-	-	-	588,269	588,269
Salaries and remuneration (notes 7)	1,128,811	1,344,513	2,473,324	3,465,149	5,938,473
Share-based compensation (notes 7 and 8)	313,820	437,021	750,841	2,358,262	3,109,103
Technical consulting services and studies	251,306	393,109	644,415	2,440,061	3,084,476
Travel and lodging	204,474	70,698	275,172	416,209	691,381
TOTAL	$12,005,332	$14,403,711	$26,409,043	$50,282,615	$76,691,658
19

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

5. EXPLORATION AND EVALUATION ASSETS AND EXPENDITURES (continued)

Las Chispas Property, Sonora, Mexico (continued)

The Las Chispas Property consists of 28 concessions. The following table summarizes the option payments for these mineral concessions. Except as disclosed below, the Company has either 100% ownership of or the rights to purchase 100% ownership of these concessions.

			Future option			Prior option	Total option
	# of		payments	Paid in 2019	Paid in 2018	payments	payments
Property	concessions	Title %	(US$)	(US$)	(US$)	(US$)	(US$)

Las Chispas	25	100%	$-	$455,000	$2,771,400	$595,000	$3,821,400

The Company, through staking and various option agreements, owns 100% of 25 concessions . During 2019, the Company paid $603,810 (US$455,000) (2018 – $3,654,045 (US$2,803,097)) to exercise option agreements . Accordingly, there are no further payments required. During 2018, in connection with an option agreement, the Company issued 236,750 common shares with a fair value of $682,992 (note 8), which was recorded as an acquisition cost. For one of the concessions, a 2% net smelter return royalty is payable for material from this concession that has processed grades greater than or equal to 40 ounces per tonne of silver and 0.5 ounces per tonne of gold, combined.

Las Chispas	1	67%	$-	$-	$5,000	$-	$5,000

The remaining 33% of this concession is owned by a local Mexican family and not optioned to SilverCrest. None of the Company's Mineral Resource is located on this concession.

Las Chispas	2	0%	$150,000	$-	$26,697	$-	$176,697

During 2018, the Company paid $26,697 to purchase the rights to mining concession applications from a local Mexican company. Once the applications are accepted and mining concessions are issued by the mining registry, the Company has agreed to pay US$150,000 to recieve a 100% title to the concessions .

Total Las Chispas Concessions	28	$150,000	$455,000	$2,803,097	$595,000	$4,003,097

Guadalupe Property, Durango, Mexico

The Company also had a 100% interest in the Guadalupe property. On February 28, 2018, the Company entered into an option agreement whereby the optionee could earn a 100% interest in the Guadalupe property by making staged payments of $126,007 (US$100,000) upon signing (received), $132,704 (US$100,000) on February 28, 2019 (received), and US$300,000 on February 28, 2020. During 2019, the Company agreed to discount the final payment to US$250,000 in exchange for an accelerated payment from the optionee. Accordingly, the Company received $324,140 (US$250,000) and the optionee exercised its option to earn 100% title to the property. The Company recorded option payments and the reimbursement of concession taxes as a recovery and credited it against the carrying value of the Guadalupe property. As a result, during 2019, the Company recorded a gain on disposal of the Guadalupe property of $65,651.

Other exploration properties in Mexico

The Company’s other Mexican exploration properties include Cruz de Mayo, Angel de Plata, and Estacion Llano. While the Company continues to have a 100% interest in these properties, no substantive exploration expenditures are currently budgeted nor planned. During 2018, the Company recorded a $292,336 impairment expense for all previously capitalized costs related to these properties.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all its mineral properties and, to the best of its knowledge, titles to all its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

20

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

6. PROPERTY AND EQUIPMENT

				Right of
	Building	Computer	Equipment	use assets	Vehicle	Land	Total
Cost
Balance at December 31, 2017	$-	$32,432	$78,446	$-	$107,426	$854,974	$1,073,278
Additions	-	9,664	629	-	111,756	238,530	360,579
As at December 31, 2018	-	42,096	79,075	-	219,182	1,093,504	1,433,857

Recognition of right of use asset
upon initial adoption of
accounting policy (note 3)	-	-	-	645,052	-	-	645,052
Additions	328,316	84,015	385,912	10,452	321,380	-	1,130,075
As at December 31, 2019	$328,316	$126,111	$464,987	$655,504	$540,562	$1,093,504	$3,208,984

Accumulated depreciation
Balance at December 31, 2017	$-	$17,862	$17,143	$-	$37,235	$-	$72,240
Depreciation for the year	-	8,370	8,009	-	42,354	-	58,733
As at December 31, 2018	-	26,232	25,152	-	79,589	-	130,973
Depreciation for the year	13,450	24,294	14,320	140,739	88,314	-	281,117
As at December 31, 2019	$13,450	$50,526	$39,472	$140,739	$167,903	$-	$412,090

Carrying amounts
As at December 31, 2018	$-	$15,864	$53,923	$-	$139,593	$1,093,504	$1,302,884
As at December 31, 2019	$314,866	$75,585	$425,515	$514,765	$372,659	$1,093,504	$2,796,894

7. RELATED PARTY TRANSACTIONS

Professional fees

During 2019, the Company paid or accrued professional fees of $165,970 (2018 – $79,804) and capital stock issuance costs of $313,193 (2018 – $259,081), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At December 31, 2019, $128,821 (2018 – $105,375) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), and directors. Key management personnel compensation is summarized as follows:

	2019	2018
Management fees (1)	$585,916	$431,250
Management remuneration(2)	1,157,801	612,880
Director fees	173,370	69,039
Share-based compensation(3), (4)	4,785,651	2,471,541
	$6,702,738	$3,584,710

(1) Total management fees of $585,916 were paid to a company controlled by the CEO of which $298,416 (2018 – $Nil) was recorded as exploration and evaluation expenditures (note 5).

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $432,845 (2018 – $32,190) was recorded as exploration and evaluation expenditures (note 5).

(3) Share-based compensation is the vested portion of the fair value at grant date of stock options awarded to all directors and officers of the Company.

(4) During 2019, the Company recorded share-based compensation of $2,511,804 (2018 – $912,550) for the vested portion of options granted to the CEO,CFO, COO, and the Company’s VP of Exploration and Technical Services , of which $1,647,417 (2018 – $138,803) was recorded as exploration and evaluation expenditures (note 5) and $864,387 (2018 – $773,747) was expensed.

21

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

7. RELATED PARTY TRANSACTIONS (continued)

Other transactions

During 2019, the Company:

  paid remuneration of $156,037 (2018 – $127,171) to an employee providing technical services who is an immediate family member of the CEO, of which $151,006 (2018 – $81,799) was recorded as exploration and evaluation expenditures (note 5) and $5,031 (2018 – $45,372) was expensed. The Company also recorded share-based compensation of $131,865 (2018 – $40,397) for the vested portion of stock options granted to this employee, of which $125,272 (2018 – $27,237) was recorded as exploration and evaluation expenditures (note 5) and $6,593 (2018 – $13,160) was expensed;

  paid remuneration of $20,609 (2018 – $Nil) to an employee providing technical services who is an immediate family member of the COO which was recorded as exploration and evaluation expenditures (note 5); and

  recorded loans receivable at December 31, 2019 of $341,294 (2018 – $40,499) due from officers of the Company. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2020.

The Company has an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During 2019, the Company allocated to Goldsource $210,639 (2018 – $138,541) for its share of these expenses, of which $36,428 (2018 – $79,105) was receivable from Goldsource at December 31, 2019. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

8. CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

At December 31, 2019, the Company had 107,471,015 common shares and no preferred shares outstanding.

2019

On January 11, 2019, the Company completed a private placement, with the new COO of the Company, of 100,000 units at a price of $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles the holder to purchase one common share at a price of $4.03 per share until January 11, 2021. The Company determined that the warrants did not have any residual value. The Company did not pay a finder’s fee in connection with the private placement and incurred $13,998 of capital stock issuance costs.

The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 between the Company and Computershare Trust Company of Canada (“Computershare”). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement (“the Arrangement”) dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25,308,855. The Company incurred $1,560,010 of related capital stock issue costs.

On August 16, 2019, the Company completed a private placement with SSR Mining Inc. (“SSR Mining”) of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4,563,000. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $54,923 of related capital stock issue costs.

22

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

8. CAPITAL STOCK (continued)

Issued and outstanding (continued)

2019 (continued)

The Company issued 3,959,804 common shares at prices ranging from $1.45 to $2.29 per common share for gross proceeds of $5,931,471 upon the exercise of warrants. The Company incurred $6,183 of related capital stock issue costs. The Company also issued 795,000 common shares at prices ranging from $0.16 to $3.24 per common share for gross proceeds of $1,057,600 upon the exercise of stock options. Accordingly, the Company reallocated $635,357 from reserves to capital stock.

On December 18, 2019, the Company completed a short-form prospectus offering of 12,650,000 common shares at a price of $7.28 per common share for gross proceeds of $92,092,000. The Company incurred $5,254,312 of related capital stock issuance costs.

2018

On January 17, 2018, the Company completed a private placement, with the President of the Company, of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles the holder to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company determined that the warrants did not have any residual value. The Company did not pay a finder’s fee in connection with the private placement and incurred $15,817 of capital stock issuance costs.

On May 17, 2018, the Company completed a short-form prospectus offering of 8,214,450 common shares at a price of $2.10 per common share for gross proceeds of $17,250,345. The Company incurred $1,313,612 of related capital stock issuance costs.

On December 7, 2018, the Company completed a private placement with SSR Mining of 8,220,645 common shares at a price of $3.73 per common share for gross proceeds of $30,663,006. The Company incurred $245,823 of capital stock issuance costs.

The Company issued an aggregate of 236,750 common shares to a mineral property concession holder pursuant to a mineral property option agreement (note 5). The fair value of the shares was $682,992 and the Company incurred $10,007 in related capital stock issuance costs.

The Company issued 1,052,500 common shares at $1.45 per common share and 2,458,585 common shares at $3.00 per common share for total gross proceeds of $8,901,880 on the exercise of warrants. The Company incurred $2,257 of related capital stock issuance costs. The Company also issued 685,000 common shares at $0.16 per common share for gross proceeds of $109,600 on the exercise of options. Accordingly, the Company reallocated $64,068 from reserves to capital stock.

The Company recovered $11,656 of capital stock issuance costs for shares issued in prior years.

Warrants

Warrant transactions during the year are as follows:

	2019		2018
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of year	3,959,804	$1.50	7,402,654	$2.00
Issued	50,000	4.03	225,900	2.29
Exercised	(3,959,804)	1.50	(3,511,085)	2.54
Expired	-	-	(157,665)	3.00
Outstanding, end of year	50,000	$4.03	3,959,804	$1.50
23

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

8. CAPITAL STOCK (continued)

Warrants (continued)

The warrants outstanding at December 31, 2019 are as follows:

		Remaining life	Number
Expiry date	Exercise price	(years)	of warrants
January 11, 2021	$4.03	1.03	50,000

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company’s stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company’s stock option transactions during the year is as follows:

	2019		2018
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of year	7,627,500	$1.99	4,825,000	$1.24
Issued	1,976,250	7.94	3,487,500	2.66
Exercised*	(795,000)	1.33	(685,000)	0.16
Forfeited	(50,000)	3.24	-	-
Outstanding, end of year	8,758,750	$3.38	7,627,500	$1.99

*The weighted average market value of the Company’s shares at the dates of exercise was $5.96.

During 2019, the Company granted:

  150,000 stock options to a new director and employees that can be exercised at a price of $4.54 per share until May 30, 2024;
  975,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $8.21 per share until September 4, 2024.
  7,500 stock options to an employee that can be exercised at a price of $7.89 per share until October 17, 2024;
  843,750 stock options to directors, officers, employees, and consultants that can be exercised at a price of $8.24 per share until December 19, 2024. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

During 2018, the Company granted:

  500,000 stock options, on January 2, 2018, to the President of the Company that can be exercised at a price of $1.84 per share until January 2, 2023;
  955,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $1.94 per share until January 4, 2023;
  50,000 stock options to an employee that can be exercised at a price of $2.37 per share until March 1, 2023;
  100,000 stock options to a director that can be exercised at a price of $2.69 per share until May 31, 2023;
  100,000 stock options to a director that can be exercised at a price of $3.41 per share until November 11, 2023;
  200,000 stock options to the COO that can be exercised at a price of $3.30 per share until November 13, 2023; and
  1,582,500 stock options to directors, officers, employees, and consultants that can be exercised at a price of $3.24 per share until December 14, 2023.

Except as noted above, options granted during 2019 and 2018 vest over a one-year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

24

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

8. CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable at December 31, 2019 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
June 30, 2020*	$1.88 - $3.24	55,000	0.50	55,000
December 9, 2020	$ 0.16	1,225,000	0.94	1,225,000
October 17, 2021	$ 2.56	100,000	1.80	100,000
December 9, 2021	$ 2.30	1,240,000	1.94	1,240,000
January 3, 2022	$ 2.55	100,000	2.01	100,000
August 4, 2022	$ 1.88	765,000	2.59	765,000
January 2, 2023	$ 1.84	500,000	3.01	500,000
January 4, 2023	$ 1.94	877,500	3.01	877,500
May 31, 2023	$ 2.69	100,000	3.42	100,000
November 11, 2023	$ 3.41	100,000	3.87	100,000
November 13, 2023	$ 3.30	200,000	3.87	200,000
December 14, 2023	$ 3.24	1,520,000	3.96	1,520,000
May 30, 2024	$ 4.54	150,000	4.42	75,000
September 4, 2024	$ 8.21	975,000	4.68	243,750
October 17, 2024	$ 7.89	7,500	4.80	-
December 19, 2024	$ 8.24	843,750	4.97	-
		8,758,750		7,101,250

*Note: the expiry date of these options was modified during 2019. See “Share-based compensation”, below.

The weighted average remaining life of options outstanding is 3.09 years.

Share-based compensation

The fair value of options granted during 2019 and 2018 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2019	2018
Expected option life (years)	3.70	4.67
Expected volatility	58.82%	88.62%
Expected dividend yield	-	-
Risk-free interest rate	1.42%	2.00%
Expected forfeiture rate	1.00%	1.00%
Fair value per option	$3.48	$1.74
Total fair value	$6,877,363	$6,069,960

During 2019, the Company recognized share-based compensation of $2,422,738 for the vested portion of options granted during the year of which $1,457,438 was expensed and $965,300 was recorded as exploration and evaluation expenditures (note 5). The Company also recognized share-based compensation of $3,369,067 for the vested portion of options granted during 2018, for which $1,976,105 was expensed and $1,392,962 was recorded as exploration and evaluation expenditures (note 5).

During 2019, the Company modified the expiry date of 55,000 options, with exercise prices ranging from $1.88 to $3.24 per share, to June 30, 2020. The original expiry dates ranged from December 9, 2020 to December 13, 2023. As a result of this modification, the Company recognized the incremental fair value of the options of $100,652 as stock-based compensation expense.

25

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

8. CAPITAL STOCK (continued)

Share-based compensation (continued)

During 2018, the Company recognized share-based compensation expense of $2,700,894 for the vested portion of stock options granted during that period, of which $2,298,407 was expensed and $402,487 was recorded as exploration and evaluation expenditures (note 5). The Company also recognized share-based compensation of $280,961 for the vested portion of stock options previously granted during 2017, of which $246,427 was expensed and $34,534 was recorded as exploration and evaluation expenditures (note 5).

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	2019	2018
Balance, beginning of year	$6,196,165	$3,278,378
Share-based compensation, stock options	5,892,457	2,981,855
Stock options exercised, reallocated to capital stock	(635,357)	(64,068)
Stock options forfeited, reallocated to deficit	(83,969)	-
Balance, end of year	$11,369,296	$6,196,165

Deferred share units

During 2019, the Board of Directors approved a Deferred Share Unit (“DSU”) plan. Each DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to the DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As DSUs are cash settled, the Company recorded a corresponding liability in accounts payable and accrued liabilities.

During 2019, the Company issued 27,500 DSUs. At December 31, 2019, the market value of the Company’s common shares was $8.77. Accordingly, the Company recorded share-based compensation expense and an accrued liability of $241,175.

A summary of DSU transactions during the year is as follows:

2019
Outstanding, beginning of year	-
Issued	27,500
Outstanding, end of year	27,500

The following table summarizes the change in the accrued DSU liability:

2019
Outstanding, beginning of year	$-
Change in accrued DSU liability	241,175
Outstanding, end of year	$241,175

26

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

9. INCOME TAXES

The income taxes recognized in loss and comprehensive loss are as follows:

	2019	2018
Current tax (recovery) expense	$150,000	$-

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax due to the following:

	2019	2018
Loss for the year, before income taxes	$(59,118,859)	$(19,825,314)
Statutory tax rate	27%	27%
Recovery of income taxes computed at statutory rates	(15,961,000)	(5,353,000)
Share based payments	1,656,000	700,000
Mexican inflationary adjustments	139,000	-
Differing effective tax rate on loss in foreign jurisdiction	(1,610,000)	(433,000)
Impact of share issuance costs	(1,809,000)	(425,000)
Unrecognized deferred tax assets	15,208,000	6,111,000
Impact of foreign exchange and other	2,527,000	(600,000)
Total income tax expense	$150,000	$-

The approximate tax effect of each item that gives rise to the Company's recognized deferred tax assets and liabilities as at December 31, 2019 and 2018 is as follows:

	2019	2018
Deferred income tax assets
Non-capital losses	$559,000	$-
Deferred income tax liabilities
Property, plant and equipment	(559,000)	-
Net deferred income tax asset (liability)	$-	$-

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	2019	2018
Non-capital losses	$13,755,000	$7,378,000
Exploration and evaluation assets	67,995,000	28,112,000
Financing fees	6,813,000	2,132,000
Other	533,000	139,000
Total	$89,096,000	$37,761,000

At December 31, 2019, the Company had non-capital loss carry forwards of approximately $9,036,000 (2018 – $7,295,000), which expire between 2035 and 2039, available to offset future taxable income in Canada. The Company also had non-capital loss carry forward of approximately $6,568,000 (2018 – $83,000), which expire between 2028 and 2029, available to offset future taxable income in Mexico.

27

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

10. SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Comprehensive loss

2019
Net loss for the year	$3,112,075	$56,156,784	$59,268,859

2018 - Restated (note 3)
Net loss for the year	$5,395,830	$14,429,484	$19,825,314

Non-current assets and liabilities

December 31, 2019
Taxes receivable	$-	$6,461,327	$6,461,327
Deposits	$93,553	$-	$93,553
Property and equipment	$535,159	$2,261,735	$2,796,894
Exploration and evaluation assets	$-	$5,489,773	$5,489,773

December 31, 2018 - Restated (note 3)
Taxes receivable	$-	$3,877,934	$3,877,934
Deposits	$70,553	$-	$70,553
Property and equipment	$10,053	$1,292,831	$1,302,884
Exploration and evaluation assets	$-	$5,188,375	$5,188,375

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company’s cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand for the Company’s programs.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in Canadian dollars. The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency risk is related to the exposure of financial instruments denominated in currencies other than Canadian dollars.

28

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk (continued)

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in Canadian dollars:

	US Dollar	Mexican Peso	Total
2019
Cash and cash equivalents	$14,529,280	$432,952	$14,962,232
Amounts receivable	-	8,003	8,003
Taxes receivable	-	6,461,327	6,461,327
Total financial assets	14,529,280	6,902,282	21,431,562
Less: accounts payable and accrued liabilities	(2,684,538)	(486,156)	(3,170,694)
Net financial assets	$11,844,742	$6,416,126	$18,260,868

2018
Cash and cash equivalents	$32,359,542	$345,809	$32,705,351
Amounts receivable	-	1,125	1,125
Taxes receivable	-	3,877,934	3,877,934
Total financial assets	32,359,542	4,224,868	36,584,410
Less: accounts payable and accrued liabilities	(731,593)	(362)	(731,955)
Net financial assets	$31,627,949	$4,224,506	$35,852,455

At December 31, 2019, a 10% appreciation (depreciation) in the value of the US dollar and Mexican peso against the Canadian dollar, with all other variables held constant, would result in approximately a $1.9 million increase (decrease) in the Company’s net loss for the year.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. At December 31, 2019, the amounts receivable balance of $617,873 (2018 – $170,574) consisted primarily of $341,294 (2018 – $40,499) due from related parties (note 7) and interest receivable of $216,504 (2018 – $46,886). The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company’s maximum credit exposure.

Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents. The Company’s practice has been to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificates, as they are held with large and stable financial institutions and are reported at amortized cost. At December 31, 2019, with all other variables unchanged, a one percentage point change in interest rates would result in approximately a $1.1 million increase (decrease) in the Company’s net and comprehensive loss for the year.

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company’s DSU plan (note 8), the Company recorded the fair value of DSUs in accounts payable and accrued liabilities.

29

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s accounts payable and accrued liabilities (related to DSUs) are measured using level 1 inputs.

The following table summarizes the classification and carrying values of the Company’s financial instruments:

	FVTPL	Amortized cost	Amortized cost	Total
		(financial assets)	(financial liabilities)
December 31, 2019
Financial assets
Amounts receivable	$-	$617,873	$-	$617,873

Financial liabilities
Accounts payable and accrued liabilities	$241,175	$-	$4,720,826	$4,962,001
Lease liability	-	-	532,348	532,348
Total financial liabilities	$241,175	$-	$5,253,174	$5,494,349

December 31, 2018
Financial assets
Amounts receivable	$-	$170,574	$-	$170,574

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$1,462,538	$1,462,538

12. MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support the exploration and evaluation of its mineral properties. The capital of the Company consists of items included in shareholders’ equity. The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to raise new funds.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, the availability of financing, and industry conditions. There are no external restrictions placed on the management of capital.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned administrative overhead expenses and exploration plans for 2020. Actual funding requirements may vary from those planned due to several factors, including the progress and results of exploration and drilling activities. The exploration and development of the Company’s properties may be dependent upon the Company’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company.

30

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) YEAR ENDED DECEMBER 31, 2019

13. SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the following events occurred:

  The Company’s business could be adversely affected by the effects of the recent outbreak of respiratory illness caused by the novel coronavirus (“COVID‑19”). Since early March 2020, several significant measures have been implemented in Canada, Mexico and the rest of the world by authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID‑19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill programs and other factors that depend on future developments beyond the Company’s control. In addition, the significant outbreak of a contagious disease has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in a potential economic downturn that may negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital, in 2020. The Company continues to operate its business and move its Las Chispas property forward at this time. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s exploration activities, including the duration and impact on its planned feasibility study, cannot be reasonably estimated at this time.

  On January 10, 2020, the Company completed a private placement with SSR Mining of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13,242,859. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

  On March 11, 2020, the Company entered into an agreement with National Bank Financial (“NBF”) on behalf of a syndicate of underwriters for a prospectus offering, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 9,100,000 common shares of the Company at a price of $8.25 per common share for aggregate gross proceeds to the Company of $75.1 million. On March 17, 2020, NBF, on behalf of the syndicate of underwriters, served notice on the Company purporting to terminate their obligations under the agreement on the basis of the COVID-19 pandemic and its adverse effect on financial markets. The Company’s position is that the underwriters had no basis for terminating the agreement and intends to pursue its legal remedies against NBF for breach of its obligations under the agreement.

  The Company issued 874,500 common shares at prices ranging from $0.16 to $4.54 per share for gross proceeds of $740,610 upon the exercise of stock options.

  The Company cancelled 25,000 forfeited stock options with an exercise price of $8.21 per share.

31